Exhibit 99.76

September 12, 2019

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

The Canadian Securities Exchange

Dear Sirs:

Re:	NexTech AR Solutions Corp. (the “Company”)

We advise you of the following dates in connection with the Company’s upcoming Annual General and Special Meeting of Shareholders:

Meeting Type:	Annual General and Special Meeting
Meeting Date:	November 13, 2019
Meeting Location:	Vancouver, BC
Record Date for Notice:	October 7, 2019
Record Date for Voting:	October 7, 2019
Beneficial Ownership Determination Date:	October 7, 2019
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
Common	65343B104	CA65343B1040

Best Regards,

NexTech AR Solutions Corp.

“Evan Gappelberg”
Evan Gappelberg CEO & Director

NEXTECH AR SOLUTIONS CORP. of Suite 501 – 543 Granville Street, Vancouver, BC Canada V6C 1X8